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11021738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

APR 26 2011

211

SEC FILE NUMBER
8- 26590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Resources

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 E. Lexington Ave., #201
(No. and Street)

El Cajon (City) CA (State) 92020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loretta I. Cook 619/440-7023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith A. Vance, CPA
(Name – *if individual, state last, first, middle name*)

215 Church Ave. (Address) Chula Vista (City) CA (State) 91910 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Walter I. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Growth Resources, as of 12/31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Walter I. Miller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ Notes to Financial Statements

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____

2 ____

3 ____

4 ____

5 ____

6 ____

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 20 day of April, 20 11, by
Date / Month / Year

(1) — Walter L. Miller —,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ——,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ____________________
Signature of Notary Public

CHERRIE S. FERNANDEZ
Commission # 1874945
Notary Public - California
San Diego County
My Comm. Expires Jan 5, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A5

Document Date: 04/20/11 Number of Pages: 3 includes this page

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
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A. Organization

Capital Growth Resources (company) was incorporated under the laws of California in January 1981, and began doing business on October 1, 1981. The Company is a wholly owned subsidiary of Capital Growth Planning, Inc., (a California corporation).

Capital Growth Resources, is a member of the Financial Industry Regulatory Authority (FINRA), and is responsible for certain filings with the Securities and Exchange Commission (SEC). The Company is an "introducing" broker-dealer and does not carry security accounts for customers or perform custodial functions relating to customer securities. This status exempts the Company from reporting certain supplementary information described under Rule 15c3-3.

B. Summary of Significant Accounting Policies

RECEIVABLES FROM NON-CUSTOMERS - The direct write-off method is followed in the recognition of uncollectible accounts. The balance, as shown, is considered wholly collectible.

C. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Related-Party Transactions - Administrative Fees

Administrative fees are paid to Capital Growth Planning, Inc.(parent), in consideration of communications, occupancy and equipment rental, and other services provided the Company. Amounts due the parent are non-allowable assets for purposes of computing net capital requirement in Schedule I. Amounts due from related parties have not been included in stockholder's equity for purposes of computing net capital requirement in Schedule I.

E. Income Taxes

The Company and its parent file a consolidated federal income tax return. Income tax expense in the Company's income statement has been allocated on the basis of an unequal apportionment plan.

F. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital to be $5,000. At December 31, 2010, the company had net capital of $ 62,181 which is $ 57,181 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .31 to 1.